Exhibit 99.3

Management’s Report to Shareholders

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s Independent Registered Public Accounting Firm, have conducted an audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors carries out this responsibility principally through the Audit Committee, which is appointed by the Board of Directors and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, Management’s Discussion and Analysis and the Report of the Independent Registered Public Accounting Firm before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management, under the supervision and with the participation of the principal executive officer and principle financial officer, conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52 – 109”). Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2025. Vermilion has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude controls, policies and procedures of Westbrick Energy Ltd., which was acquired on February 29, 2025. The scope limitation is in accordance with section 3.3(1)(b) of NI 52-109, which allows an issuer to limit the design of DC&P and ICFR to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the fiscal period. Total assets and revenues excluded from management's assessment of internal control over financial reporting represents 18% and 5%, respectively, of the related Consolidated Financial Statement amounts as at and for the year ended December 31, 2025.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2025.

(“Dion Hatcher”)	(“Lars Glemser”)

Dion Hatcher	Lars Glemser
President & Chief Executive Officer	Vice President & Chief Financial Officer
March 4, 2026

Vermilion Energy Inc.  ∎ Page 1 ∎  2025 Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vermilion Energy Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 4, 2026, expressed an unqualified opinion on those financial statements.

As described in Management’s Report to Shareholders, management excluded from its assessment the internal control over financial reporting at Westbrick Energy Ltd., which was acquired on February 26, 2025, and whose financial statements constitute a portion to the entity’s consolidated financial statements of the entity whose internal controls have not been evaluated on 18% of total assets and 5% of total revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Westbrick Energy Ltd.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Calgary, Canada
March 4, 2026

Vermilion Energy Inc.  ∎ Page 2 ∎  2025 Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vermilion Energy Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of net loss and comprehensive loss, cash flows and changes in shareholders' equity for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Capital Assets Acquired from Westbrick Energy Ltd. – Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

The Company acquired Westbrick Energy Ltd. (“Westbrick”) consisting of producing oil and gas properties and exploration and evaluation properties. The acquisition was accounted for as a business combination using the acquisition method whereby the acquired assets, including oil and gas properties and liabilities assumed are recorded at their estimated fair value at the date of acquisition. Management used a discounted future cash flow model to determine the fair value of the oil and gas properties acquired, which required management to determine the future net cash flows of the underlying proved and probable oil and gas reserves. The Company engaged an independent reserve evaluator to estimate these reserves using estimates, assumptions, and engineering data. The development of the reserves and their future net cash flows required management to make significant estimates and assumptions related to future commodity prices, reserves, discount rate, future operating and development costs.

While there are several estimates and assumptions that are required to determine the fair value of the oil and gas properties, those with the highest degree of subjectivity are future commodity prices, reserves, discount rate and future operating and development costs. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

Vermilion Energy Inc.  ∎ Page 3 ∎  2025 Financial Statements

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future commodity prices, reserves, discount rate and future operating and development costs used to determine the fair value of the oil and gas properties acquired included the following, among others:

•	Evaluated the effectiveness of the relevant controls, including those over the determination of the future commodity prices, reserves, discount rate, and future operating and development costs.
•	With the assistance of fair value specialists:
º	Evaluated the future commodity prices by independently developing a reasonable range of forecasts based on reputable third-party forecasts and market data and comparing those to the future prices selected by management;
º	Evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to discount rate determined by management.
•	Evaluated the Company’s independent reserve evaluator by examining reports and assessing their scope of work and findings and assessing the competence, capability and objectivity by evaluating their relevant professional qualifications and experience.
•	Evaluated the reasonableness of reserves by testing the source financial information underlying the reserves and comparing the reserve volumes to actual production volumes.
•	Evaluated the reasonableness of future operating and development costs by testing the source financial information underlying the estimate, comparing future operating and development costs to actual results, and evaluating whether they are consistent with evidence obtained in other areas of the audit.

Capital Assets and Impairment Expense – Refer to Notes 2 and 8 to the financial statements

Critical Audit Matter Description

The Company’s capital assets include oil and gas properties. Oil and gas properties are depleted using the unit-of-production method (“depletion”) over their proved plus probable reserves. The Company engages an independent reserve evaluator to estimate reserves using estimates, assumptions and engineering data. The Company assesses at each reporting date whether there is an indicator of impairment or impairment reversal. If an indicator exists, the Company estimates the recoverable amount of the cash generating unit (“CGU”), which is the higher of fair value less costs to sell or value-in-use.

The determination of (1) the Company’s proved plus probable reserves used to determine depletion and (2) the recoverable amount of a CGU requires management to make significant estimates and assumptions related to future commodity prices, reserves, discount rates, and future operating and development costs. The Company identified indicators of impairment related to the Australia, France and Ireland CGUs (“identified CGUs”) and recorded an impairment.

Given the significant judgments made by management related to future commodity prices, reserves, discount rates,  and future operating and development costs used to determine depletion of all oil and gas properties and the recoverable amount of the identified CGUs, these estimates and assumptions are subject to a high degree of estimation uncertainty. Auditing these estimates and assumptions required auditor judgment in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future commodity prices, reserves, discount rates, and future operating and development costs used to determine the depletion of all oil and gas properties and the recoverable amount of the identified CGUs included the following, among others:

•	Evaluated the effectiveness of the relevant controls, including those over the determination of the future commodity prices, reserves, discount rates, and future operating and development costs.

•	With the assistance of fair value specialists:

º	Evaluated the future commodity prices by independently developing a reasonable range of forecasts based on reputable third-party forecasts and market data and comparing those to the future prices selected by management;

º	Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to discount rates determined by management.

Vermilion Energy Inc.  ∎ Page 4 ∎  2025 Financial Statements

•	Evaluated the Company’s independent reserve evaluator by examining reports and assessing their scope of work and findings and assessing the competence, capability and objectivity by evaluating their relevant professional qualifications and experience.

•	Evaluated the reasonableness of reserves by testing the source financial information underlying the reserves and comparing the reserve volumes to historical production volumes.

•	Evaluated the reasonableness of future operating and development costs by testing the source financial information underlying the estimate, comparing future operating and development costs to historical results, and evaluating whether they are consistent with evidence obtained in other areas of the audit.

Valuation of Deferred Tax Assets - Refer to Notes 2 and 13 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred income taxes for differences between the financial statement and tax basis of assets and liabilities at substantively enacted statutory tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax assets are reduced to the amounts expected to be realized based on forecasts of future taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves). The Company recorded deferred income tax assets for Canada and Ireland primarily arising from past taxable losses in these jurisdictions.

To determine whether it is probable that the deferred income tax assets in these jurisdictions will be realized, management makes assumptions related to the forecasts of future taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves). Auditing the probability of the deferred income tax assets being realized and management’s commodity price forecasts and forecasted reserves involved a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the involvement of income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to assessing the probability of the deferred income tax assets being realized and management’s forecasts of taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves) to evaluate the deferred income tax assets in Canada and Ireland included the following, among others:

•	Evaluated the effectiveness of relevant controls, including those over the determination of the forecasts of future revenue, specifically commodity price forecasts and forecasted reserves.
•	Evaluated management’s ability to accurately forecast future taxable income by comparing management’s assumptions to historical data and available market trends.
•	Evaluated the reasonableness of management’s forecasts of future revenue by:
•	Comparing the forecasts prepared by management’s expert to third party forecasts;
•	Evaluating whether management’s estimates of commodity price forecasts and estimated reserves were consistent with the requirements of IAS 12 – Income taxes relating to the probability of forecasted future revenue and the length of the forecast period.

/s/ Deloitte LLP
Chartered Professional Accountants
Calgary, Canada
March 4, 2026

We have served as the Company’s auditor since 2000.

Vermilion Energy Inc.  ∎ Page 5 ∎  2025 Financial Statements

Consolidated Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars

	Note	December 31, 2025	December 31, 2024
Assets
Current
Cash and cash equivalents	21	19,087	131,730
Accounts receivable	21	261,532	298,493
Income taxes receivable	21	11,953	—
Crude oil inventory	21	46,621	40,694
Derivative instruments	11	78,694	40,312
Prepaid expenses	21	49,399	71,097
Total current assets		467,286	582,326

Derivative instruments	11	25,266	13,927
Investments	7	43,885	78,862
Deferred taxes	13	19,002	197,714
Exploration and evaluation assets	9	284,266	224,286
Capital assets	8	4,504,515	5,018,461
Total assets		5,344,220	6,115,576

Liabilities
Current
Accounts payable and accrued liabilities	21	470,765	425,410
Dividends payable	15	—	18,521
Derivative instruments	11	6,154	52,944
Income taxes payable	21	23,124	113,715
Asset retirement obligations	10	54,504	53,588
Total current liabilities		554,547	664,178

Derivative instruments	11	52,872	86,036
Long-term debt	14	1,243,397	963,456
Lease obligations	12	49,340	54,991
Asset retirement obligations	10	905,232	1,171,130
Deferred taxes	13	316,971	364,796
Total liabilities		3,122,359	3,304,587

Shareholders’ Equity
Shareholders' capital	15	3,871,914	3,918,898
Contributed surplus		46,469	45,225
Accumulated other comprehensive income		283,763	135,847
Deficit		(1,980,285)	(1,288,981)
Total shareholders' equity		2,221,861	2,810,989
Total liabilities and shareholders' equity		5,344,220	6,115,576

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc.  ∎ Page 6 ∎  2025 Financial Statements

Consolidated Statements of Net Loss and Comprehensive Loss

thousands of Canadian dollars, except share and per share amounts

		Year Ended
	Note	Dec 31, 2025	Dec 31, 2024
Revenue
Petroleum and natural gas sales		1,820,751	1,546,493
Royalties		(119,124)	(92,916)
Sales of purchased commodities		63,514	92,843
Petroleum and natural gas revenue		1,765,141	1,546,420

Expenses
Purchased commodities		63,514	92,843
Operating	21	508,521	446,173
Transportation		132,883	86,247
Equity based compensation	17	25,166	29,930
(Gain) loss on derivative instruments	11	(257,947)	107,540
Interest expense		132,748	84,606
General and administration	21	98,450	74,010
Foreign exchange loss		39,875	51,728
Other expense		5,497	13,101
Accretion	10	71,629	66,179
Depletion and depreciation	8, 9	697,461	563,982
Impairment expense	8	572,159	—
		2,089,956	1,616,339
Loss from continuing operations before income taxes		(324,815)	(69,919)

Income tax expense (recovery)
Deferred	13	16,901	(51,875)
Current		23,089	78,125
		39,990	26,250

Net loss from continuing operations		(364,805)	(96,169)
Net (loss) earnings from discontinued operations	6	(288,796)	49,430
Net loss		(653,601)	(46,739)

Other comprehensive loss
Currency translation adjustments		149,155	23,004
Hedge accounting reserve, net of tax		1,321	5,284
Fair value adjustment on investment in securities, net of tax	7	(2,560)	(1,743)
Comprehensive loss		(505,685)	(20,194)

Net earnings (loss) per share	18
Continuing operations - basic		(2.37)	(0.61)
Discontinued operations - basic		(1.88)	0.31
Net loss per share - basic		(4.25)	(0.30)

Continuing operations - diluted		(2.37)	(0.61)
Discontinued operations - diluted		(1.88)	0.31
Net loss per share - diluted		(4.25)	(0.30)

Weighted average shares outstanding ('000s)	18
Basic		153,863	158,068
Diluted		153,863	158,068

Vermilion Energy Inc.  ∎ Page 7 ∎  2025 Financial Statements

Consolidated Statements of Cash Flows

thousands of Canadian dollars

		Year Ended
	Note	Dec 31, 2025	Dec 31, 2024
Operating
Net loss		(653,601)	(46,739)
Adjustments:
Accretion	10	75,864	74,541
Depletion and depreciation	8, 9	743,387	683,240
Impairment expense	8	944,545	—
Unrealized (gain) loss on derivative instruments	11	(116,299)	452,858
Equity based compensation	17	18,847	15,569
Unrealized foreign exchange loss		41,406	58,471
Unrealized other (income) expense		(6,317)	5,834
Deferred tax recovery	13	(37,581)	(37,991)
Asset retirement obligations settled	10	(62,486)	(55,334)
Changes in non-cash operating working capital	21	(4,104)	(182,698)
Cash flows from operating activities		943,661	967,751

Investing
Drilling and development	8	(617,250)	(586,962)
Exploration and evaluation	9	(17,672)	(36,018)
Acquisitions, net of cash acquired	5, 8	(1,088,761)	(12,728)
Acquisition of securities	7	—	(9,373)
Disposition of securities	7	41,782	—
Dispositions	6, 8	483,525	—
Changes in non-cash investing working capital		(40,360)	10,213
Cash flows used in investing activities		(1,238,736)	(634,868)

Financing
Net borrowings (repayments) on the revolving credit facility	14	225,902	—
Repayment of 2025 senior unsecured notes	14	(399,467)	(31,561)
Repayment of 2030 senior unsecured notes	14	(34,896)	—
Repayment of 2033 senior unsecured notes	14	(23,733)	—
Issuance of 2033 senior unsecured notes	14	562,968	—
Issuance of term loan	14	445,392	—
Repayment of term loan	14	(445,392)	—
Payments on lease obligations	12	(13,432)	(101,539)
Repurchase of shares	15	(35,746)	(140,707)
Cash dividends	15	(98,428)	(73,033)
Changes in non-cash financing working capital		(2,266)	2,756
Cash flows from (used in) financing activities		180,902	(344,084)
Foreign exchange gain on cash held in foreign currencies		1,530	1,475

Net change in cash and cash equivalents		(112,643)	(9,726)
Cash and cash equivalents, beginning of period		131,730	141,456
Cash and cash equivalents, end of period	21	19,087	131,730

Supplementary information for cash flows from operating activities
Interest paid		131,232	85,649
Income taxes paid		125,632	263,048

Vermilion Energy Inc.  ∎ Page 8 ∎  2025 Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

thousands of Canadian dollars

		Year Ended
	Note	December 31, 2025	December 31, 2024
Shareholders' capital	15
Balance, beginning of year		3,918,898	4,142,566
Shares issued for acquisition	5	13,363	—
Vesting of equity based awards		17,603	12,707
Equity based compensation		—	985
Share-settled dividends on vested equity based awards		682	1,382
Repurchase of shares		(78,632)	(238,742)
Balance, end of year		3,871,914	3,918,898
Contributed surplus	15
Balance, beginning of year		45,225	43,348
Equity based compensation		18,847	14,584
Vesting of equity based awards		(17,603)	(12,707)
Balance, end of year		46,469	45,225
Accumulated other comprehensive income
Balance, beginning of year		135,847	109,302
Currency translation adjustments		149,155	23,004
Hedge accounting reserve		1,321	5,284
Fair value adjustment on investment in securities, net of tax	7	(2,560)	(1,743)
Balance, end of year		283,763	135,847
Deficit
Balance, beginning of year		(1,288,981)	(1,263,568)
Net loss		(653,601)	(46,739)
Dividends declared	15	(79,907)	(75,327)
Share-settled dividends on vested equity based awards	15	(682)	(1,382)
Repurchase of shares	15	42,886	98,035
Balance, end of year		(1,980,285)	(1,288,981)

Total shareholders' equity		2,221,861	2,810,989

Vermilion Energy Inc.  ∎ Page 9 ∎  2025 Financial Statements

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net loss if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net loss in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net loss less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc.  ∎ Page 10 ∎  2025 Financial Statements

Notes to the Consolidated Financial Statements for the year ended December 31, 2025 and 2024 tabular amounts in thousands of Canadian dollars, except share and per share amounts

1.	Basis of presentation

Vermilion Energy Inc. and its subsidiaries (the “Company” or “Vermilion”) are engaged in the business of petroleum and natural gas exploration, development, acquisition, and production.

Vermilion was incorporated in Canada and the Company’s registered office and principal place of business is located at 3500, 520, 3rd Avenue SW, Calgary, Alberta, Canada.

The operating results attributable to the Company’s Saskatchewan and United States operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period results have been presented to conform with current period presentation. See Note 6 – “Discontinued Operations” for additional information.

These consolidated financial statements were approved and authorized for issuance by Vermilion’s Board of Directors on March 4, 2026.

2.	Material accounting policies

Accounting framework

The consolidated financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Principles of consolidation

The consolidated financial statements include the accounts of Vermilion Energy Inc. and its subsidiaries. Vermilion’s subsidiaries include entities in each of the jurisdictions that Vermilion operates as described in Note 4 (Segmented information) including: Canada, France, Netherlands, Germany, Ireland, Australia, the United States, and Central and Eastern Europe (Hungary, Slovakia, and Croatia). Vermilion Energy Inc. directly or indirectly through holding companies owns all of the voting securities of each material subsidiary. Transactions between Vermilion Energy Inc. and its subsidiaries have been eliminated.

Vermilion accounts for joint operations by recognizing the Company’s share of assets, liabilities, income, and expenses.

Investment in associate

Associates are entities for which the company has significant influence, but not control or joint control over the financial and operational decisions. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost and adjusted thereafter for the change in the company’s share of the associate’s net income and comprehensive income less distributions received until the date that significant influence ceases, within other expense on the statement of net earnings. When the associate’s financial information has not yet been made publicly available, management estimates the associate’s financial information based on most recent and publicly available information, adjusted for market factors, including but not limited to market pricing.

Investments are tested for impairment when objective evidence of impairment is identified. Investments are reviewed for objective evidence of impairment at each reporting date. If a potential impairment exists, the investment’s carrying value is compared to its recoverable amount. An investment’s recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. If the carrying amount of an investment exceeds its recoverable amount, an impairment loss is recognized to reduce the carrying value of the investment to its recoverable amount.

If an impairment loss has been recognized in a prior period, an assessment is performed at each reporting date to determine if there are indicators that the circumstances which led to the impairment loss have reversed. If the change in circumstances results in the recoverable amount being higher than the carrying value after the impairment loss, then the impairment loss is reversed.

Exploration and evaluation assets

Vermilion classifies costs as exploration and evaluation (“E&E”) assets when they relate to exploring and evaluating an area for which the Company has the license or right to explore and extract resources. E&E costs may include: geological and geophysical costs; land and license acquisition costs; and costs for the drilling, completion, and testing of exploration wells.

Vermilion Energy Inc.  ∎ Page 11 ∎  2025 Financial Statements

E&E costs are reclassified to capital assets if the technical feasibility and commercial viability of the area can be determined. E&E assets are assessed for impairment prior to any reclassification. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proved and probable reserves are identified.

Costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred. If reserves are not found within the license area or the area is abandoned, the related E&E costs are depreciated over a period not greater than five years. If an exploration license expires prior to the commencement of exploration activities, the cost of the exploration license is written off through depreciation in the year of expiration.

Capital assets

Vermilion recognizes capital assets at cost less accumulated depletion, depreciation, and impairment losses. Costs include directly attributable costs incurred for the drilling, completion, and tie-in of wells and the construction of production and processing facilities.

When components of capital assets are replaced, disposed of, or no longer in use, they are derecognized. Gains and losses on disposal of capital assets are determined by comparing the proceeds of disposal compared to the carrying amount.

Depletion and depreciation

Capital assets are grouped into depletion units, which are groups of assets within a specific production area that have similar economic lives. Depletion units represent the lowest level of disaggregation for which costs are accumulated for the purposes of calculating depletion and depreciation.

The net carrying value of each depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proved and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production. For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

Impairment of capital assets and exploration and evaluation assets

Depletion units are aggregated into cash generating units (“CGUs”) for impairment testing. CGUs are the lowest level for which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. CGUs are reviewed for indicators of potential impairment at each reporting date.

E&E assets are tested for impairment when reclassified to capital assets or when indicators of potential impairment are identified. E&E assets are reviewed for indicators of potential impairment at each reporting date. If indicators of potential impairment are identified, E&E assets are tested for impairment as part of the CGU attributable to the jurisdiction in which the exploration area resides.

If an indicator of potential impairment exists, the CGU’s carrying value is compared to its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. If the carrying amount of a CGU exceeds its recoverable amount, an impairment loss is recognized to reduce the carrying value of the CGU to its recoverable amount.

If an impairment loss has been recognized in a prior period, an assessment is performed at each reporting date to determine if there are indicators that the circumstances which led to the impairment loss have reversed. If the change in circumstances results in the recoverable amount being higher than the carrying value after the impairment loss, then the impairment loss (net of depletion that would otherwise have been recorded) is reversed.

Lease obligations and right-of-use assets

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease commencement date, a lease obligation is recognized at the present value of future lease payments, typically using the applicable incremental borrowing rate. A corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Vermilion does not recognize leases for short-term leases with a lease term of 12 months or less, or leases for low-value assets.

Payments are applied against the lease obligation and interest expense is recognized on the lease obligations using the effective interest rate method. Depreciation is recognized on the right-of-use asset over the lease term.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with financial institutions and guaranteed investment certificates.

Crude oil inventory

Crude oil inventory is valued at the lower of cost or net realizable value. The cost of crude oil inventory produced includes related operating expense, royalties, and depletion determined on a weighted-average basis.

Vermilion Energy Inc.  ∎ Page 12 ∎  2025 Financial Statements

Assets held for sale and discontinued operations

The Company classifies capital assets and exploration and evaluation assets as held for sale if it is highly probable their carrying amounts will be recovered through a disposition rather than through future operating cash flows. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification. Assets held for sale are measured at the lower of the carrying amount and recoverable amount, with impairments or impairment reversals recognized in the consolidated statements of net earnings and comprehensive income.

Assets held for sale are classified as current assets and are not subject to depletion and depreciation. Decommissioning, lease and derivative liabilities associated with assets held for sale are classified as current liabilities.

Upon classification, the Company assesses whether the assets held for sale represent a major component of the business. If this criteria is met, the operating results attributable to the assets held for sale are presented as discontinued operations, with prior periods reclassified to conform with current period presentation.

Asset retirement obligations

Vermilion recognizes a provision for asset retirement obligations when an event occurs giving rise to an obligation of uncertain timing or amount. Asset retirement obligations are recognized on the consolidated balance sheet as a liability with a corresponding increase to E&E or capital assets. The portion expected to be settled within 12 months is classified as current, with the remaining balance classified as long-term.

Asset retirement obligations reflect the present value of estimated future settlement costs. The discount rate used to calculate the present value is specific to the jurisdiction the obligation relates to and is reflective of current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates.

Asset retirement obligations are remeasured at each reporting period to reflect changes in market rates and estimated future settlement costs. Asset retirement obligations are increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense.

Revenue recognition

Revenue associated with the sale of crude oil and condensate, natural gas, and natural gas liquids is measured based on the consideration specified in contracts with customers.

Revenue from contracts with customers is recognized when or as Vermilion satisfies a performance obligation by transferring control of crude oil and condensate, natural gas, or natural gas liquids to a customer at contractually specified transfer points. This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity. Vermilion principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.

Vermilion invoices customers for delivered products monthly and payment occurs shortly thereafter. Vermilion does not have any contracts where the period between the transfer of control of the commodity to the customer and payment by the customer exceeds one year. As a result, Vermilion does not adjust its revenue transactions to reflect significant financing components.

Financial instruments

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

●	Fair value through profit or loss (“FVTPL”): Financial instruments under this classification include cash and cash equivalents and derivative assets and liabilities. Transaction costs under this classification are expensed as incurred.
●	Fair value through other comprehensive income (“FVTOCI”): Financial instruments under this classification include derivative assets, investment in securities, and liabilities where hedge accounting was applied. Transaction costs under this classification are expensed as incurred.
●	Amortized cost: Financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, dividends payable, lease obligations, and long-term debt. Transaction costs under this classification are included in the measurement of the financial instrument.

Accounts receivable are measured net of a loss allowance equal to the lifetime expected credit loss.

Equity based compensation

Equity based compensation expense results from equity-settled awards issued under Vermilion’s long-term share-based compensation plans as well as the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans.

Vermilion Energy Inc.  ∎ Page 13 ∎  2025 Financial Statements

Vermilion’s long-term share-based compensation plans consist of the Long-term Incentive Plan (“LTIP”) and the Deferred Share Unit Plan (“DSU”). Equity-settled awards issued under the LTIP vest over a period of one to three years and awards issued under the DSU vest immediately upon granting.

Equity based compensation expense for equity-settled plans is recognized over the vesting period with a corresponding adjustment to contributed surplus. The expense recognized is based on the grant date fair value of the awards, an estimate of the performance factor that will be achieved (if applicable), and an estimate of forfeiture rates based on historical vesting data. Dividends notionally accrue to the LTIP and are excluded in the determination of grant date fair values. When the awards are converted to Vermilion common shares, the amount recognized in contributed surplus is reclassified to shareholders’ capital.

The grant date fair value of awards or Vermilion common shares issued is determined as the closing price of Vermilion’s common shares on the Toronto Stock Exchange on the grant date.

Per share amounts

Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares outstanding during the period.

Diluted net loss per share is calculated by dividing net loss by the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares outstanding is the sum of the basic weighted-average number of shares outstanding and (to the extent inclusion reduces diluted net loss per share) the number of shares issuable for equity-settled awards determined using the treasury stock method. The treasury stock method assumes that the unrecognized equity based compensation expense are deemed proceeds used to repurchase Vermilion common shares at the average market price during the period.

Foreign currency translation

Vermilion Energy Inc.’s functional and presentation currency is the Canadian dollar. Vermilion has subsidiaries that transact and operate in countries other than Canada and have functional currencies other than the Canadian dollar.

Foreign currency translation includes the translation of foreign currency transactions and the translation of foreign operations.

Foreign currency transaction translation occurs when translating transactions and balances in foreign currencies to the applicable functional currency of Vermilion Energy Inc. and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses in the statement of net earnings (loss). Foreign currency transaction translation occurs as follows:

●	Income and expenses are translated at the prevailing rates on the date of the transaction.
●	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction.
●	Monetary items, including intercompany loans that are not deemed to represent net investments in a foreign subsidiary, are translated at the prevailing rates at the balance sheet date.

Foreign operation translation occurs when translating the financial statements of non-Canadian functional currency subsidiaries to the Canadian dollar and when translating intercompany loans that are deemed to represent net investments in a foreign subsidiary. Gains and losses from foreign operation translations are recorded as currency translation adjustments in the statement of comprehensive income. Foreign operation translation occurs as follows:

●	Income and expenses are translated at the daily exchange rate.
●	Assets and liabilities are translated at the prevailing rates on the balance sheet date.

Income taxes

Deferred tax assets and liabilities are calculated using the balance sheet method. Deferred tax assets and liabilities are recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheet and the respective tax basis. This calculation uses enacted or substantively enacted tax rates that are expected to be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in the period the related legislation is substantively enacted.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

Vermilion Energy Inc.  ∎ Page 14 ∎  2025 Financial Statements

Business combinations

Acquisitions of corporations or groups of assets are accounted for as business combinations using the acquisition method if the acquired assets constitute a business. Under the acquisition method, assets acquired and liabilities assumed in a business combination (with the exception of deferred tax assets and liabilities) are measured at their fair values. Deferred tax assets or liabilities arising from the assets acquired and liabilities assumed are measured in accordance with the policies described in “Income taxes” above.

If applicable, the excess or deficiency of the fair value of net assets acquired compared to consideration paid is recognized as a gain on business combination or as goodwill on the consolidated balance sheet. Acquisition-related costs incurred to effect a business combination are expensed in the period incurred.

As part of the assessment to determine if the acquisition constitutes a business, Vermilion may elect to apply the concentration test on a transaction by transaction basis. The test is met if substantially all of the fair value related to the gross assets acquired is concentrated in a single identifiable asset (or group of similar assets) resulting in the acquisition not being deemed a business and recorded as an asset acquisition.

Segmented information

Vermilion has a decentralized business unit structure designed to manage assets in each country the Company operates. Each of Vermilion’s operating segments derives its revenues solely from the production and sale of petroleum and natural gas.

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the profitability of each operating segment and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

Management judgments and estimation uncertainty

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Key areas where management has made judgments, estimates, and assumptions are described below.

The determination of whether indicators of impairment or impairment reversals:

●	Determining whether there are indicators of impairment or impairment reversals are based on management’s assessments of the changes in estimates for future commodity prices, costs, discount rates, or reserves. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets and therefore could be indicators of impairment or impairment reversals. In addition, change in the Vermilion’s market capitalization relative to its book value could be an indicator of impairment.

Vermilion Energy Inc.  ∎ Page 15 ∎  2025 Financial Statements

The measurement of the fair value of capital assets acquired in a business combination and the determination of the recoverable amount of cash generating units (“CGU”):

●	Calculating the fair value of capital assets acquired in a business combination and the recoverable amount of CGUs (in the assessment of impairments or reversals of previous impairments if indicators of impairment or impairment reversal are identified) are based on estimated future commodity prices, discount rates and estimated reserves. Reserve estimates are based on: engineering data, estimated future commodity prices, expected future rates of production, and assumptions regarding the timing and amount of future expenditures. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets acquired (and thus the resulting goodwill or gain on business combination) and the recoverable amount of a CGU (and thus the resulting impairment loss or recovery).
●	In addition, the recoverable amount of a CGU is impacted by the composition of CGUs, which are subject to management’s judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The factors used by Vermilion to determine CGUs vary by jurisdiction due to their unique operating and geographic conditions. In general, Vermilion will assess the following factors: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production. Changes in these judgments can directly impact the calculated recoverable amount of a CGU (and thus the resulting impairment loss or recovery).

The measurement of the carrying value of asset retirement obligations on the balance sheet, including the fair value and subsequent carrying value of asset retirement obligations assumed in a business combination:

●	Asset retirement obligations are based on judgments regarding regulatory requirements, estimates of future costs, assumptions on the expected timing of expenditures, and estimates of the underlying risk inherent to the obligation. The carrying balance of asset retirement obligations and accretion expense may differ due to changes in: laws and environmental regulations, technological advancements, further discoveries, site conditions, the expected timing of expenditures, and market conditions affecting the discount rate applied. These factors may be influenced by the pace of the global transition to a lower-carbon energy economy.

The recognition and measurement of deferred tax assets and liabilities:

●	Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Changes in laws and interpretations can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome.
●	The extent to which deferred tax assets are recognized are based on estimates of future profitability. These estimates are based on estimated future commodity prices and estimates of reserves. Judgments, estimates, and assumptions inherent in reserve estimates are described above.

The measurement of lease obligations and corresponding right-of-use assets:

●	The measurement of lease obligations are subject to management’s judgments of the applicable incremental borrowing rate and the expected lease term. The carrying balance of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and expected lease terms. Applicable incremental borrowing rates are based on judgments of the economic environment, term, currency, and the underlying risk inherent to the asset. Lease terms are based on assumptions regarding cancellation and extension terms that allow for operational flexibility based on future market conditions.

Vermilion Energy Inc.  ∎ Page 16 ∎  2025 Financial Statements

3. Changes in accounting pronouncements

Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued the new accounting standard, IFRS 18 'Presentation and Disclosure in Financial Statements'. IFRS 18 will replace IAS 1 'Presentation of Financial Statements' and provides a defined structure to the statement of net earnings (loss) and comprehensive income and related disclosure  requirements. Key changes include a new operating profit subtotal and requires income and expenses to be classified into operating, investing, and financing categories, based on the entity’s main business activities. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and is required to be adopted retrospectively. Vermilion is currently reviewing income and expense classifications, management-defined performance measures, and contractual arrangements to assess the impact the standard will have on the consolidated financial statements.

Amendments to IFRS 9 - Financial Instruments and IFRS 7 Financial Instruments: Disclosure

In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ relating to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets. The amendments will be effective for annual reporting periods beginning on January 1, 2026, and are not expected to have a material impact on the consolidated financial statements.

4. Segmented information

	Year Ended December 31, 2025
									Continuing	Discontinued
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	operations	operations (1)	Total
Total assets	2,708,214	386,041	136,136	553,048	491,483	128,300	82,112	858,886	5,344,220	—	5,344,220
Drilling and development	392,179	42,138	54,954	57,529	2,975	38,241	8,186	—	596,202	21,048	617,250
Exploration and evaluation	—	—	—	15,155	—	—	2,517	—	17,672	—	17,672

Crude oil and condensate sales	400,506	234,567	953	58,482	53	127,278	42	—	821,881	190,319	1,012,200
NGL sales	88,663	—	—	—	—	—	—	—	88,663	12,681	101,344
Natural gas sales	282,633	—	131,551	140,049	294,056	—	61,918	—	910,207	7,643	917,850
Sales of purchased commodities	—	—	—	—	—	—	—	63,514	63,514	—	63,514
Royalties	(63,834)	(34,301)	(10)	(10,990)	—	—	(9,989)	—	(119,124)	(40,591)	(159,715)
Revenue from external customers	707,968	200,266	132,494	187,541	294,109	127,278	51,971	63,514	1,765,141	170,052	1,935,193
Purchased commodities	—	—	—	—	—	—	—	(63,514)	(63,514)	—	(63,514)
Transportation	(84,782)	(23,919)	—	(14,786)	(9,396)	—	—	—	(132,883)	(7,007)	(139,890)
Operating	(214,729)	(68,516)	(38,742)	(59,354)	(55,299)	(68,246)	(3,635)	—	(508,521)	(59,115)	(567,636)
General and administration (2)	(46,328)	(14,473)	(5,371)	(14,184)	(6,692)	(6,376)	(5,026)	—	(98,450)	(20,367)	(118,817)
Petroleum resource rent tax	—	—	—	—	—	2,955	—	—	2,955	—	2,955
Corporate income tax (expense) recovery	—	299	(13,272)	(1,069)	(1,274)	(761)	(5,539)	(4,428)	(26,044)	—	(26,044)
Interest expense	—	—	—	—	—	—	—	(132,748)	(132,748)	—	(132,748)
Equity based compensation	—	—	—	—	—	—	—	(6,319)	(6,319)	—	(6,319)
Realized gain on derivative instruments	—	—	—	—	—	—	—	141,648	141,648	—	141,648
Realized foreign exchange gain	—	—	—	—	—	—	—	1,223	1,223	—	1,223
Realized other expense	—	—	—	—	—	—	—	(15,800)	(15,800)	—	(15,800)
Fund flows from operations	362,129	93,657	75,109	98,148	221,448	54,850	37,771	(16,424)	926,688	83,563	1,010,251

Vermilion Energy Inc.  ∎ Page 17 ∎  2025 Financial Statements

	Year Ended December 31, 2024
									Continuing	Discontinued
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	operations	operations (1)	Total
Total assets	1,292,952	630,120	190,023	469,295	921,331	283,880	95,908	1,180,060	5,063,569	1,052,007	6,115,576
Drilling and development	301,651	45,671	25,905	66,545	4,355	29,284	4,838	—	478,249	108,713	586,962
Exploration and evaluation	—	—	—	28,043	—	—	7,975	—	36,018	—	36,018

Crude oil and condensate sales	275,879	314,232	2,515	48,275	—	182,847	37	—	823,785	398,694	1,222,479
NGL sales	52,306	—	—	—	—	—	—	—	52,306	27,250	79,556
Natural gas sales	85,754	—	136,795	101,450	311,325	—	35,078	—	670,402	8,970	679,372
Sales of purchased commodities	—	—	—	—	—	—	—	92,843	92,843	—	92,843
Royalties	(39,152)	(41,585)	(244)	(5,703)	—	—	(6,232)	—	(92,916)	(85,034)	(177,950)
Revenue from external customers	374,787	272,647	139,066	144,022	311,325	182,847	28,883	92,843	1,546,420	349,880	1,896,300
Purchased commodities	—	—	—	—	—	—	—	(92,843)	(92,843)	—	(92,843)
Transportation	(42,870)	(23,106)	—	(11,853)	(8,418)	—	—	—	(86,247)	(12,686)	(98,933)
Operating	(145,480)	(69,376)	(41,127)	(53,129)	(54,177)	(80,347)	(2,537)	—	(446,173)	(121,740)	(567,913)
General and administration (2)	(11,080)	(18,214)	(8,327)	(13,053)	(8,029)	(8,087)	(7,220)	—	(74,010)	(25,493)	(99,503)
Petroleum resource rent tax	—	—	—	—	—	(11,702)	—	—	(11,702)	—	(11,702)
Corporate income tax (expense) recovery	38	(12,225)	(32,592)	(18,558)	(1,403)	(3,022)	7	1,332	(66,423)	(19)	(66,442)
Interest expense	—	—	—	—	—	—	—	(84,606)	(84,606)	—	(84,606)
Equity based compensation	—	—	—	—	—	—	—	(14,361)	(14,361)	—	(14,361)
Realized gain on derivative instruments	—	—	—	—	—	—	—	345,318	345,318	—	345,318
Realized foreign exchange gain	—	—	—	—	—	—	—	7,735	7,735	—	7,735
Realized other expense	—	—	—	—	—	—	—	(7,267)	(7,267)	—	(7,267)
Fund flows from operations	175,395	149,726	57,020	47,429	239,298	79,689	19,133	248,151	1,015,841	189,942	1,205,783
(1)	Fund flows from discontinued operations is comprised of the fund flows from operations from the United States and Saskatchewan segments. The prior period results have been presented to conform with current period presentation. Refer to Note 6 – “Discontinued operations” for additional information.
(2)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.

Substantially all sales in the France operating segment for the years ended December 31, 2025 and December 31, 2024 were to one customer. In 2025 and 2024, France contributed more than 10% of Vermilion’s consolidated revenues.

Reconciliation of fund flows from continuing operations to net loss from continuing operations:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Fund flows from continuing operations	926,688	1,015,841
Equity based compensation	(18,847)	(15,569)
Unrealized gain (loss) on derivative instruments	116,299	(452,858)
Unrealized foreign exchange loss	(41,098)	(59,463)
Accretion	(71,629)	(66,179)
Depletion and depreciation	(697,461)	(563,982)
Impairment expense	(572,159)	—
Deferred tax recovery (expense)	(16,901)	51,875
Unrealized other income (expense)	10,303	(5,834)
Net loss from continuing operations	(364,805)	(96,169)

5. Business combination

Westbrick Energy Ltd.

On February 26, 2025, Vermilion purchased 100% of the shares outstanding of Westbrick Energy Ltd. (“Westbrick” or “Westbrick Energy”) a private company with assets located adjacent to Vermilion’s existing Alberta assets for total consideration of $1.1 billion, including 1,104,357 shares of Vermilion valued at $12.10 per share for an aggregate $13.4 million in fair value share consideration upon closing, with the balance paid in cash. Total transaction costs included in Vermilion’s general and administrative expenses for the year ended December 31, 2025 related to the acquisition are approximately $8.3 million ($0.8 million in the year ended December 31, 2024).

Vermilion Energy Inc.  ∎ Page 18 ∎  2025 Financial Statements

The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below:

Consideration
Cash consideration paid	1,089,805
Share consideration	13,363
Total consideration paid	1,103,168

Allocation of consideration
Cash acquired	6,159
Capital assets	1,185,212
Exploration and evaluation assets	129,578
Acquired working capital deficit (1)	(23,179)
Lease liability	(3,434)
Asset retirement obligations	(46,190)
Deferred tax liability	(144,978)
Net assets acquired	1,103,168

(1)	Acquired working capital deficit includes $13.4 million of derivative assets acquired.

The results of operations from the assets acquired and liabilities assumed have been included in Vermilion’s consolidated financial statements beginning February 26, 2025 and have contributed revenues net of royalties of $299.5 million and net earnings of $26.7 million. Had the acquisition occurred on January 1, 2025, consolidated petroleum and natural gas revenue net of royalties and net earnings would have increased by $58.9 million and $15.6 million, respectively.

Vermilion acquired contractual obligations and commitments as part of the Westbrick acquisition completed on February 26, 2025. Please refer to Note 21 “Supplemental Information” for a summary of the Company’s contractual obligations and commitments as at December 31, 2025.

6. Discontinued operations

Saskatchewan

On May 23, 2025 Vermilion announced it had entered into an agreement for the sale of the Saskatchewan and Manitoba assets. On July 10, 2025, Vermilion closed the sale for net proceeds of $392.6 million. Following the announcement, the sale was considered to be highly probable and therefore the assets and liabilities associated with the disposal group were reclassified to held for sale and measured at the lower of their carrying amount and fair value less costs to sell with resulting impairment of $230.9 million. The closing of the sale resulted in the derecognition of the net assets held for sale and $11.0 million of derivative liabilities, and a gain on disposition of $2.5 million, recognized in other expense within net (loss) earnings  from discontinued operations. The book value of the net assets disposed was $379.0 million.

United States

On June 5, 2025, Vermilion announced it had entered into an agreement for the sale of the United States assets. On July 31, 2025, Vermilion closed the sale for net proceeds of $90.9 million, before an additional US $7.0 million of contingent payments. Following the announcement, the sale was considered to be highly probable and therefore the assets and liabilities associated with the disposal group were reclassified to held for sale and measured at the lower of their carrying amount and fair value less costs to sell with resulting impairment of $141.5 million. The closing of the sale resulted in derecognition of the net assets held for sale and a loss on disposition of $6.5 million, recognized in other expense within net (loss) earnings  from discontinued operations. The book value of the net assets disposed was $97.5 million.

The following table reconciles the book value of the net assets disposed of as at December 31, 2025:

December 31, 2025
Exploration and evaluation assets	63,528
Capital assets	533,775
Working capital	3,744
Asset retirement obligation	(111,364)
Lease liabilities	(2,172)
Derivative liabilities	(11,047)
Net assets disposed	476,464

Vermilion Energy Inc.  ∎ Page 19 ∎  2025 Financial Statements

The following table summarizes the Company’s financial results from discontinued operations:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Revenue
Petroleum and natural gas sales	210,643	434,914
Royalties	(40,591)	(85,034)
Petroleum and natural gas revenue	170,052	349,880

Expenses
Operating	59,115	121,740
Transportation	7,007	12,686
General and administration	20,367	25,493
Other expense	3,986	—
Foreign exchange loss (gain)	308	(992)
Accretion	4,235	8,362
Depletion and depreciation	45,926	119,258
Impairment expense	372,386	—
	513,330	286,547
(Loss) earnings from discontinued operations before income taxes	(343,278)	63,333

Income tax (recovery) expense
Deferred	(54,482)	13,884
Current	—	19
	(54,482)	13,903

Net (loss) earnings from discontinued operations	(288,796)	49,430

The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Cash flows from operating activities	82,362	187,538
Cash flows used in investing activities	(48,867)	(92,142)
Cash flows from discontinued operations	33,495	95,396

7. Investments

Investments are comprised of Vermilion’s ownership interest in Coelacanth Energy Inc. (“CEI”), an oil and natural gas company, actively engaged in the acquisition, development, exploration, and production of oil and natural gas reserves in northeastern British Columbia, Canada.

In February 2024, Vermilion acquired additional securities, increasing its ownership to approximately 21% of the issued and outstanding common shares of CEI. As such, Vermilion concluded it had acquired significant influence over the entity and should prospectively be accounted for using the equity method of accounting subsequently, recording Vermilion's share of CEI's profit or loss. Prior to acquiring significant influence, this investment was accounted for under IFRS 9 as an investment in securities using the fair value method of accounting, classified as a FVTOCI financial instrument. The transaction was treated as a disposal of the original investment at fair value and an acquisition of an investment in associate, with no resulting gain or loss recognized within other expense in the consolidated statement of net earnings.

In December 2025, Vermilion reduced its ownership to approximately 10.2% of the issued and outstanding common shares of CEI by selling securities. Accordingly, Vermilion concluded it no longer had significant influence over the entity and returned to accounting for the investment under IFRS 9 using the fair value method of accounting, classified as a FVTOCI financial instrument. The disposition resulted in a gain of $11.7 million recognized within other expense in the consolidated statements of net earnings.

Vermilion Energy Inc.  ∎ Page 20 ∎  2025 Financial Statements

The following table reconciles the change in Vermilion’s investments:

	2025	2024
Balance at January 1	78,862	73,261
Acquisition of securities	—	9,373
Fair value adjustment (1)	—	(2,203)
Vermilion's share of net loss (2)	(1,946)	—
Investment prior to reclassification	76,916	80,431
Disposition of securities	(41,782)	—
Gain on disposition (2)	11,698	—
Fair value adjustment (1)	(2,947)	—
Vermilion's share of net loss (2)	—	(1,569)
Balance at December 31	43,885	78,862
(1)	Investments in securities are classified as a level 1 instrument on the fair value hierarchy and use observable inputs when making fair value adjustments.
(2)	Investment loss and gain on disposition are recognized within Other expense on the consolidated statements of net loss and comprehensive loss.

For the year ended December 31, 2025 and the ten months ended December 31, 2024 while holding significant influence over the entity, Vermilion adjusted the value of the investment for its share of CEI’s profit or loss. The following table summarizes CEI’s estimated revenue and net loss and Vermilion’s respective share, based on CEI’s most recent and publicly available financial statements and other market factors, including but not limited to, relevant market prices:

	Year Ended	Ten Months Ended
	Dec 31, 2025	Dec 31, 2024
Total revenue	18,866	9,248
Net loss	(9,401)	(7,537)
Vermilion’s ownership	20.7%	20.8%
Vermilion’s share of net loss	(1,946)	(1,569)

At December 31, 2025, the fair value of Vermilion’s investment in CEI is $43.9 million or $0.81/share (December 31, 2024 - $88.1 million or $0.80/share).

8. Capital assets

The following table reconciles the change in Vermilion’s capital assets:

	2025	2024
Balance at January 1	5,018,461	4,882,509
Acquisitions	1,185,312	12,728
Dispositions	(533,775)	—
Additions	617,250	586,962
Increase in right-of-use assets	6,598	38,290
Lease purchase	—	78,832
Transfers from exploration and evaluation assets	29,329	14,110
Impairment expense on disposed assets (1)	(372,386)	—
Depletion and depreciation	(734,175)	(673,475)
Changes in asset retirement obligations	(278,594)	27,906
Impairment expense	(572,159)	—
Foreign exchange	138,654	50,599
Balance at December 31	4,504,515	5,018,461

Cost	13,825,176	13,760,503
Accumulated depletion, depreciation, and impairment	(9,320,661)	(8,742,042)
Balance at December 31	4,504,515	5,018,461
(1)	Refer to Note 6 “Discontinued Operations” for additional information.

In May 2024, Vermilion recognized a seven-year lease for a processing facility. In December 2024, Vermilion exercised the right to purchase the processing facility for $78.8 million, extinguishing the lease obligation and resulting in the transfer from right-of-use assets to depletable assets.

Vermilion Energy Inc.  ∎ Page 21 ∎  2025 Financial Statements

Impairment

In the fourth quarter of 2025, indicators of impairment were present in our France, Australia and Ireland CGUs due to changes in forecasted pricing. As a result of the indicators of impairment, the Company performed impairment calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 15.0% for France, Australia and Ireland. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $572.2 million. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035 (2)
Brent Crude ($ US/bbl) (1)	63.92	69.13	74.36	76.10	77.62	79.17	80.76	82.37	84.01	85.69
NBP ($ USD/MMBtu) (1)	10.00	9.74	9.97	10.27	10.47	10.68	10.89	11.11	11.34	11.57

(1)

The forecast benchmark prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations when determining recoverable amounts.

(2)	In 2035 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum.

The following are the results of tests completed, recoverable amounts, and sensitivity impacts which would increase the impairments taken:

Operating Segment	CGU	Impairment	Recoverable Amount	1% increase in discount rate	5% decrease in pricing
Australia	Australia	151,997	80,682	3,239	15,405
France	France	116,484	309,695	13,097	47,022
Ireland	Ireland	303,678	432,038	11,793	38,814
Total		572,159	822,415	28,129	101,241

Right-of-use assets

The following table discloses the carrying balance and depreciation charge relating to right-of-use assets by class of underlying asset as at and for the year ended December 31, 2025 and December 31, 2024:

	As at Dec 31, 2025		As at Dec 31, 2024
($M)	Depreciation	Balance	Depreciation	Balance
Office space	7,242	46,949	6,899	49,340
Processing facilities	2,666	701	16,178	3,367
Oil storage facilities	2,798	1,714	2,627	4,385
Vehicles and equipment	1,310	3,199	1,685	4,631
Total	14,016	52,563	27,389	61,723

9. Exploration and evaluation assets

The following table reconciles the change in Vermilion’s exploration and evaluation assets:

	2025	2024
Balance at January 1	224,286	198,379
Acquisitions	129,578	—
Additions	17,672	36,018
Dispositions	(63,528)	—
Changes in asset retirement obligations	3,075	—
Transfers to capital assets	(29,329)	(14,110)
Depreciation	(9,219)	(335)
Foreign exchange	11,731	4,334
Balance at December 31	284,266	224,286

Cost	497,209	460,331
Accumulated depreciation	(212,943)	(236,045)
Carrying amount at December 31	284,266	224,286

Vermilion Energy Inc.  ∎ Page 22 ∎  2025 Financial Statements

10. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

	2025	2024
Balance at January 1	1,224,718	1,159,063
Acquisitions	46,190	—
Additions	6,451	5,431
Dispositions	(111,364)	—
Changes in estimated abandonment timing and costs	75,097	(32,606)
Obligations settled	(62,486)	(55,334)
Accretion	75,864	74,541
Changes in rates	(357,069)	55,081
Foreign exchange	62,335	18,542
Balance at December 31	959,736	1,224,718

Long-term portion of asset retirement obligations (1)	905,232	1,171,130
Current portion of asset retirement obligations	54,504	53,588
Balance at December 31	959,736	1,224,718
(1)	Asset retirement obligations previously presented as a combined balance have been reclassified into current and long-term portion of asset retirement obligations. The prior period results have been presented to conform with current period presentation.

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 4.4% as at December 31, 2025 (December 31, 2024 – 2.6%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion’s credit spread is determined using the Company’s expected cost of borrowing at the end of the reporting period.

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Dec 31, 2025	Dec 31, 2024
Canada	3.9%	3.2%
United States (1)	5.0%	4.8%
France	4.5%	3.7%
Netherlands	3.2%	2.7%
Germany	3.4%	2.6%
Ireland	3.2%	2.8%
Australia	4.9%	4.6%
Central and Eastern Europe	4.8%	4.7%
(1)	Reflects the risk-free rate at time of disposition.

Vermilion has estimated the asset retirement obligations based on current cost estimates of $2.2 billion (2024 - $2.3 billion). Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.4% and 3.5% (2024 - between 1.5% and 3.6%), resulting in inflated cost estimates of $3.2 billion (2024 - $3.5 billion). These payments are expected to be made over the next 55 years, with the majority of the costs incurred in the first 35 years.

A 0.5% increase/decrease in the discount rate applied to asset retirement obligations would decrease/increase asset retirement obligations by approximately $53.1 million. A one-year increase/decrease in the expected timing of abandonment spend would decrease/increase asset retirement obligations by approximately $57.5 million.

Vermilion Energy Inc.  ∎ Page 23 ∎  2025 Financial Statements

11. Derivative instruments

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Fair value of contracts, beginning of year	(84,741)	368,117
Reversal of opening contracts settled during the year	(4,886)	(284,096)
Assumed in acquisitions	13,376	—
Realized gain on contracts settled during the year	141,648	345,318
Unrealized gain (loss) during the year on contracts outstanding at the end of the year	134,561	(168,762)
Unwinding of contracts assumed in acquisitions	(13,376)	—
Net receipt from counterparties on contract settlements during the year	(141,648)	(345,318)
Fair value of contracts, end of year	44,934	(84,741)
Comprised of:
Current derivative asset	78,694	40,312
Current derivative liability	(6,154)	(52,944)
Non-current derivative asset	25,266	13,927
Non-current derivative liability	(52,872)	(86,036)
Fair value of contracts, end of year	44,934	(84,741)

The (gain) loss on derivative instruments for 2025 and 2024 were comprised of the following:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Realized gain on contracts settled during the year	(141,648)	(345,318)
Reversal of opening contracts settled during the year	4,886	284,096
Unwinding of contracts assumed in acquisitions	13,376	—
Unrealized (gain) loss on contracts outstanding at the end of the year	(134,561)	168,762
(Gain) loss on derivative instruments	(257,947)	107,540

Vermilion executes derivative instruments where there is an underlying exposure to offset the position. Consistent with the Company’s accounting policy, Vermilion does not match unrealized gains or losses on these contracts with the underlying exposure. Please refer to Note 21 (Supplemental information) for a listing of Vermilion’s outstanding derivative instruments as at December 31, 2025.

12. Leases

Vermilion had the following future commitments associated with its lease obligations:

	As at
($M)	Dec 31, 2025	Dec 31, 2024
Less than 1 year	12,792	16,530
1 - 3 years	18,558	20,632
3 - 5 years	14,461	15,217
After 5 years	30,499	37,551
Total lease payments	76,310	89,930
Amounts representing interest	(17,764)	(22,733)
Present value of net lease payments	58,546	67,197
Current portion of lease obligations	(9,206)	(12,206)
Non-current portion of lease obligations	49,340	54,991

Total cash outflow	19,094	112,977
Interest on lease liabilities	5,662	11,438

In May 2024, Vermilion recognized a seven-year lease for a processing facility. In December 2024, Vermilion exercised the right to purchase the processing facility for $78.8 million, extinguishing the lease obligation and resulting in the transfer from right-of-use assets to depletable assets.

Vermilion Energy Inc.  ∎ Page 24 ∎  2025 Financial Statements

In July 2024, Vermilion signed an extension of its existing head office lease from 2027 to 2035. The lease increased right-of-use assets by $30.9 million offset with changes to lease liabilities (current portion reduced by $3.4 million; non-current portion increased by $34.3 million). Vermilion’s incremental borrowing rate at the time of signing the lease was 7.0%.

13. Taxes

The following table reconciles Vermilion’s deferred tax asset and liability:

	As at
	Dec 31, 2025	Dec 31, 2024
Deferred tax assets:
Non-capital losses	97,293	516,947
Derivative contracts	—	20,685
Other	56	(30)
Stock based compensation	—	7,018
Asset retirement obligations	24,441	90,941
Capital assets	(102,788)	(448,180)
Unrealized foreign exchange	—	10,333
Deferred tax assets	19,002	197,714
Deferred tax liabilities:
Derivative contracts	9,723	—
Asset retirement obligations	157,823	112,790
Capital assets	408,759	252,425
Stock based compensation	(6,848)	—
Other	7,785	230
Non-capital losses	(260,271)	(649)
Deferred tax liabilities	316,971	364,796

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate as follows:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Loss before income taxes	(668,093)	(6,586)
Canadian corporate tax rate	23.91%	24.41%
Expected tax recovery	(159,741)	(1,608)
(Decrease) increase in taxes resulting from:
Petroleum resource rent tax (PRRT) rate differential (1)	(43,157)	5,468
Foreign tax rate differentials (2) (3)	(20,567)	19,657
Equity based compensation expense	(640)	(3,542)
Amended returns and changes to estimated tax pools and tax positions	(5,488)	4,597
Statutory rate changes and the estimated reversal rates on temporary differences (3)	(1,974)	—
Derecognition of deferred tax assets	172,252	29,433
Windfall tax recovery (3)	—	(9,074)
Other non-deductible items	44,823	(4,778)
Provision for income tax (recovery) expense	(14,492)	40,153
(1)	In Australia, current taxes include both corporate income tax rates and PRRT. For both 2025 and 2024, corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.
(2)	The applicable tax rates for 2025 were: 25.8% in France, 50.0% in the Netherlands, 31.2% in Germany, 25.0% in Ireland, 18.0% in Croatia and 21.0% in the United States (2024: 25.8% in France, 50.0% in the Netherlands, 31.1% in Germany, 25.0% in Ireland, 18.0% in Croatia and 21.0% in the United States).
(3)	On October 6, 2022 the Council of the European Union adopted a regulation that implemented a temporary windfall tax on the profits of oil and gas producers resident in the European Union. This windfall tax was referred to as a temporary solidarity contribution and was calculated on the amount by which the taxable profits for the elected years exceeded the greater of zero and 120% of the average taxable profits for the 2018 to 2021 period. The regulation required Member States to implement the temporary solidarity contribution at a minimum rate of 33% while providing Member States with the option to apply the temporary solidarity contribution to fiscal years beginning on or after January 1, 2022, January 1, 2023, or both. The temporary solidarity contribution does not apply to 2024 or later years and is considered a tax pursuant to IAS 12 “Income Taxes”.

Vermilion Energy Inc.  ∎ Page 25 ∎  2025 Financial Statements

At December 31, 2025, Vermilion had $2.4 billion (December 31, 2024 - $2.9 billion) of unused tax losses of which $1.1 billion (December 31, 2024 - $1.3 billion) relates to Vermilion’s Canada segment and expire between 2035 and 2046. The majority of the remaining unused tax losses relate to Vermilion’s Ireland segment and do not expire.

At December 31, 2025, Vermilion derecognized $172.3 million (December 31, 2024 - derecognized $29.4 million) of deferred income tax assets relating to the Canada, USA, Ireland, France and Australia segments as there is uncertainty as to the Company’s ability to fully utilize such losses based on the forecasted commodity prices in effect as at December 31, 2025.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2025 is approximately $1.1 billion (December 31, 2024 – approximately $1.3 billion).

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) issued model rules for a new global minimum tax framework (“Pillar Two”). The objective of Pillar Two is to ensure that large multinational enterprises are subjected to a minimum 15% effective tax rate in each jurisdiction in which they operate.

All of the countries where Vermilion operates have enacted tax legislation to comply with Pillar Two with effect from January 1, 2024. For the year ended December 31, 2025 and December 31, 2024, the Company recorded $6.5 million of income tax expense relating to Pillar Two.

In May 2023, the IASB issued amendments to IAS 12, “Income Taxes” (“IAS 12”) to address the impacts and additional disclosure requirements related to Pillar Two. Vermilion has applied the mandatory exception required by IAS 12 and accordingly has not accounted for any related deferred income tax assets or liabilities.

14. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Dec 31, 2025	Dec 31, 2024
Revolving credit facility	222,724	—
2025 senior unsecured notes	—	398,275
2030 senior unsecured notes	504,962	565,181
2033 senior unsecured notes	515,711	—
Long-term debt	1,243,397	963,456

The fair value of the 2030 senior unsecured notes as at December 31, 2025 was $506.2 million (December 31, 2024 - $571.2 million). The fair value of the 2033 senior notes as at December 31, 2025 was $491.3 million.

The following table reconciles the change in Vermilion’s long-term debt, net of costs:

	2025	2024
Balance at January 1	963,456	914,015
Borrowings on the revolving credit facility	225,902	—
Repayment of 2025 senior unsecured notes	(399,467)	(31,561)
Repayment of 2030 senior unsecured notes	(34,896)	—
Issuance of 2033 senior unsecured notes	562,968	—
Repayment of 2033 senior unsecured notes	(23,733)	—
Issuance of term loan	445,392	—
Repayment of term loan	(445,392)	—
Amortization of transaction costs	1,989	2,276
Foreign exchange	(52,822)	78,726
Balance at December 31	1,243,397	963,456

Vermilion Energy Inc.  ∎ Page 26 ∎  2025 Financial Statements

Revolving credit facility

As at December 31, 2025, Vermilion had in place a bank revolving credit facility maturing May 25, 2029 with the following terms:

	As at
	Dec 31, 2025	Dec 31, 2024
Total facility amount	1,350,000	1,350,000
Amount drawn	(222,724)	—
Letters of credit outstanding	(49,263)	(22,731)
Unutilized capacity	1,078,013	1,327,269

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins.

On June 9, 2025, the maturity date of the revolving facility was extended to May 25, 2029 (previously May 26, 2028). The total facility amount of $1.35 billion and accordion feature to increase the aggregate amount available under the facility to $1.8 billion remain unchanged.

As at December 31, 2025, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Dec 31, 2025	Dec 31, 2024
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.14	0.72
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.21	—
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	8.44	16.59

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS® Accounting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

●	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within “Accounts payable and accrued liabilities” but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
●	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
●	Consolidated EBITDA: Consolidated net loss before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
●	Consolidated total interest expense: Includes all amounts classified as “Interest expense”, but excludes interest on operating leases as defined under IAS 17.

As at December 31, 2025 and December 31, 2024, Vermilion was in compliance with the above covenants.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion’s credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan balance was repaid in full in 2025.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion Energy Inc.  ∎ Page 27 ∎  2025 Financial Statements

On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

During the year ended December 31, 2025, Vermilion purchased $34.9 million of the 2030 senior unsecured notes at a rate of 95.8% on the open market which were subsequently cancelled.

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

●	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
●	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
●	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

During the year ended December 31, 2025, Vermilion purchased $23.7 million of the 2033 senior unsecured notes at a rate of 95.3% on the open market which were subsequently cancelled.

15. Shareholders’ capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2025		2024
Shareholders’ capital	Shares (‘000s)	Amount ($M)	Shares (‘000s)	Amount ($M)
Balance at January 1	154,344	3,918,898	162,271	4,142,566
Shares issued for acquisition	1,104	13,363	—	—
Vesting of equity based awards	504	17,603	1,181	12,707
Shares issued for equity based compensation	—	—	72	985
Share-settled dividends on vested equity based awards	75	682	87	1,382
Repurchase of shares	(3,077)	(78,632)	(9,267)	(238,742)
Balance at December 31	152,950	3,871,914	154,344	3,918,898

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends declared to shareholders for the year ended December 31, 2025 were $79.9 million or $0.52 per common share (2024 - $75.3 million or $0.48 per share).

Vermilion Energy Inc.  ∎ Page 28 ∎  2025 Financial Statements

On July 9, 2025, the Toronto Stock Exchange approved the Company’s notice of intention to renew its normal course issuer bid (“the NCIB”). The NCIB renewal allows Vermilion to purchase up to 15,259,187 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2025 and ending July 11, 2026. Common shares purchased under the NCIB will be cancelled.

In 2025, Vermilion purchased and cancelled 3.1 million common shares under the NCIB for total consideration of $35.7 million (2024 - 9.3 million common shares for total consideration of $140.7 million). The surplus between the total consideration and the carrying value of the shares repurchased was recorded as a decrease to deficit.

Subsequent to December 31, 2025, Vermilion purchased and cancelled 0.3 million common shares under the NCIB for total consideration of $4.3 million.

16. Capital disclosures

Vermilion defines capital as net debt (long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities)) and shareholders’ capital. In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

Vermilion monitors the ratio of net debt to fund flows from operations. As at December 31, 2025, our ratio of net debt to trailing fund flows from operations is 1.4 (December 31, 2024 - 0.8). Vermilion manages the ratio of net debt to fund flows from operations (refer to Note 4 - Segmented information) by monitoring capital expenditures, dividends, and asset retirement obligations with expected fund flows from operations. Vermilion intends for the ratio of net debt to fund flows from operations to trend towards 1.0 over time.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Long-term debt	1,243,397	963,456
Adjusted working capital (1)	96,091	3,426
Unrealized FX on swapped USD borrowings (2)	2,902	—
Net debt	1,342,390	966,882

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.4	0.8
(1)

Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).

(2)

Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At December 31, 2025, there was $196.7 million of USD borrowings on our revolving credit facility. (December 31, 2024 - $nil).

(3)

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy’s pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

17. Equity based compensation

The following table summarizes the number of awards outstanding under the LTIP:

Number of LTIP Awards (‘000s)	2025	2024
Opening balance	3,926	4,478
Granted	3,061	1,917
Vested	(975)	(2,061)
Forfeited	(1,115)	(408)
Closing balance	4,897	3,926

For the year ended December 31, 2025, the awards had a weighted average grant date fair value of $11.30 (2024 - $16.62). Equity based compensation expense for the awards is calculated based on the number of awards outstanding multiplied by the estimated performance factor that will be realized upon vesting (2025 - 1.0; 2024 - 1.0) adjusted by an estimated annual forfeiture rate (2025 – 8.0%; 2024 – 7.2%). Equity based compensation expense of $24.0 million was recorded during the year ended December 31, 2025 (2024 - $27.5 million) relating to the awards.

Vermilion Energy Inc.  ∎ Page 29 ∎  2025 Financial Statements

As at December 31, 2025, there were 616,226 DSUs outstanding with a weighted average grant date fair value of $13.87. In 2025, there were 108,335 DSUs granted with a weighted average grant date fair value of $11.03. Equity based compensation expense of $1.2 million was recorded during the year ended December 31, 2025 (2024 - $1.4 million) relating to the DSUs.

18. Per share amounts

Basic and diluted net loss per share have been determined based on the following:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Net loss	(653,601)	(46,739)

Basic weighted average shares outstanding (‘000s)	153,863	158,068
Diluted weighted average shares outstanding ('000s)	153,863	158,068

Basic loss per share	(4.25)	(0.30)
Diluted loss per share	(4.25)	(0.30)

19. Financial instruments

Classification of financial instruments

The following table summarizes the carrying value relating to Vermilion’s financial instruments:

	As at Dec 31, 2025				As at Dec 31, 2024
			Amortized				Amortized
($M)	FVTPL	FVTOCI	Cost	Total	FVTPL	FVTOCI	Cost	Total
Cash and cash equivalents	19,087	—	—	19,087	131,730	—	—	131,730
Derivative assets	103,960	—	—	103,960	54,239	—	—	54,239
Investments(1)	—	43,885	—	43,885	—	—	—	—
Derivative liabilities	(59,026)	—	—	(59,026)	(138,980)	—	—	(138,980)
Accounts receivable	—	—	261,532	261,532	—	—	298,493	298,493
Accounts payable and accrued liabilities	—	—	(470,765)	(470,765)	—	—	(425,410)	(425,410)
Dividends payable	—	—	—	—	—	—	(18,521)	(18,521)
Lease obligations	—	—	(49,340)	(49,340)	—	—	(54,991)	(54,991)
Long-term debt (2)	—	—	(1,243,397)	(1,243,397)	—	—	(963,456)	(963,456)
(1)	The investment in securities was classified as a level 1 instrument on the fair value hierarchy and used observable inputs when making fair value adjustments and was recorded until significant influence was acquired, on February 29, 2024. The investment was accounted for under IAS 28 until Vermilion no longer had significant influence, on December 8th, 2025.
(2)	The carrying value of the above equals fair value except for long-term debt. The fair value of long-term debt was $1,220.2 million (2024 - $969.1 million).

The carrying value of accounts receivable, accounts payable and accrued liabilities and dividends payable are a reasonable approximation of their fair value due to the short maturity of these financial instruments. The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Fair value measurements are categorized into a fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

●	Level 1 inputs are determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities. Inputs used in fair value measurement of cash and cash equivalents, investment in securities, the revolving credit facility, and the senior unsecured notes are categorized as Level 1.
●	Level 2 inputs are determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly. The fair value of Vermilion’s derivative assets and liabilities are determined using pricing models that incorporate future price forecasts (supported by prices from observable market transactions) and credit risk adjustments.
●	Level 3 inputs are not based on observable market data. Vermilion does not have any financial instruments classified as Level 3.

Vermilion Energy Inc.  ∎ Page 30 ∎  2025 Financial Statements

There were no transfers between levels in the hierarchy in the years ended December 31, 2025 and 2024.

Nature and extent of risks associated with financial instruments

Vermilion is exposed to financial risks from its financial instruments. These financial risks include: market risk (includes commodity price risk, interest rate risk, and currency risk), credit risk, and liquidity risk.

Commodity price risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses recognized on derivative instruments.

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, accounts payables, lease obligations, long-term debt, derivative assets and derivative liabilities. These financial instruments are primarily denominated in the US dollar and the Euro. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Interest rate risk

Vermilion is exposed to interest rate risk on its revolving credit facility, which consists of short-term borrowing instruments that bear interest at market rates. Thus, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt.

The following table summarizes the increase (positive values) or decrease (negative values) to net loss before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Dec 31, 2025	Dec 31, 2024
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	4,439	4,893
$0.01 decrease in strength of the Canadian dollar against the Euro	(4,439)	(4,893)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	7,044	4,209
$0.01 decrease in strength of the Canadian dollar against the US $	(7,044)	(4,209)

Commodity price risk - North American natural gas
$0.25/GJ increase in natural gas price used to determine the fair value of derivatives	(21,007)	(14,522)
$0.25/GJ decrease in natural gas price used to determine the fair value of derivatives	22,242	15,354

Commodity price risk - European natural gas
€ 1.00/GJ increase in European natural gas price used to determine the fair value of derivatives	(48,258)	(86,664)
€ 1.00/GJ decrease in European natural gas price used to determine the fair value of derivatives	56,753	62,206

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(17,868)	(13,370)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	18,965	13,370

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)	(3,750)

Credit risk

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at December 31, 2025, Vermilion’s maximum exposure to receivable credit risk was $365.5 million (December 31, 2024 - $352.7 million) which is the value of accounts receivable and derivative assets on the balance sheet.

Vermilion Energy Inc.  ∎ Page 31 ∎  2025 Financial Statements

Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. Vermilion determines the lifetime expected credit losses recognized on accounts receivable using a provision matrix. In preparing the provision matrix, the Company takes into account historical credit loss experience based on the aging of accounts receivable, adjusted as necessary for current and future petroleum and natural gas prices to the extent that changes in pricing may negatively impact the Company’s customers and joint operations partners. The lifetime expected credit losses on accounts receivable as at December 31, 2025 and 2024 is not material. As at the balance sheet date, approximately 1.7% (2024 –1.1%) of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Vermilion’s derivative assets primarily relate to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives.

Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

Liquidity risk

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
($M)	1 month	3 months	1 year	5 years
December 31, 2025	178,615	270,609	21,540	760,705
December 31, 2024	155,444	639,211	28,120	35,624

20. Related party disclosures

The compensation of directors and management is reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2025 and 2024:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Short-term benefits	5,891	4,326
Equity based compensation	7,639	6,372
Total compensation	13,530	10,698
Number of individuals included in the above amounts	15	14

Vermilion Energy Inc.  ∎ Page 32 ∎  2025 Financial Statements

21. Supplemental information

Changes in non-cash working capital was comprised of the following:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Changes in:
Accounts receivable	36,961	(55,567)
Crude oil inventory	(5,927)	16,639
Prepaid expenses	21,698	(3,090)
Accounts payable and accrued liabilities	45,355	45,040
Income taxes payable	(90,591)	(185,030)
Dividends payable	(18,521)	2,294
Working capital assumed in acquisitions	(36,556)	—
Working capital disposed	3,744	—
Foreign exchange	(2,893)	9,985
Changes in non-cash working capital	(46,730)	(169,729)

Changes in non-cash operating working capital	(4,104)	(182,698)
Changes in non-cash investing working capital	(40,360)	10,213
Changes in non-cash financing working capital	(2,266)	2,756
Changes in non-cash working capital	(46,730)	(169,729)

Cash and cash equivalents was comprised of the following:

	As at
	Dec 31, 2025	Dec 31, 2024
Cash on deposit with financial institutions	19,087	124,938
Guaranteed investment certificates	—	6,792
Cash and cash equivalents	19,087	131,730

Wages and benefits included in operating expenses and general and administration expenses were:

	Year Ended
	Dec 31, 2025	Dec 31, 2024
Operating expense	98,413	92,062
General and administration expense	83,204	73,817
Wages and benefits	181,617	165,879

As at December 31, 2025, Vermilion had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt(1)	80,587	166,190	871,135	619,392	1,737,304
Lease obligations(2)	21,183	34,920	32,375	42,702	131,180
Processing and transportation agreements	87,314	160,649	170,468	780,778	1,199,209
Purchase obligations	60,247	14,566	1,308	753	76,874
Drilling and service agreements	46,849	—	—	—	46,849
Total contractual obligations and commitments	296,180	376,325	1,075,286	1,443,625	3,191,416
(1)	Includes interest on senior unsecured notes.
(2)	Includes undiscounted IFRS 16 - Leases obligations of $76.3 million as at December 31, 2025, surface lease rental commitments of $54.9 million.
(3)	Commitments denominated in foreign currencies have been translated using the related spot rates on December 31, 2025.

Vermilion Energy Inc.  ∎ Page 33 ∎  2025 Financial Statements

The following tables summarize Vermilion’s outstanding risk management positions as at December 31, 2025:

				Weighted		Weighted		Weighted		Weighted	Daily	Weighted
			Daily	Average	Daily	Average	Daily	Average	Daily	Average	Bought	Average
			Bought Put	Bought Put	Sold Call	Sold Call	Sold Put	Sold Put	Sold Swap	Sold Swap	Swap	Bought
	Unit	Currency	Volume	Price	Volume	Price	Volume	Price	Volume	Price	Volume	Swap Price
AECO
Q1 2026	mcf	CAD	78,195	2.81	78,195	4.33	—	—	120,847	3.38	—	—
Q2 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	132,694	3.30	—	—
Q3 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	132,694	3.30	—	—
Q4 2026	mcf	CAD	26,735	2.95	26,735	4.74	—	—	107,557	3.33	—	—
Q1 2027	mcf	CAD	33,174	2.90	33,174	4.85	—	—	99,521	3.16	—	—
Q2 2027	mcf	CAD	—	—	—	—	—	—	90,043	3.13	—	—
Q3 2027	mcf	CAD	—	—	—	—	—	—	90,043	3.13	—	—
Q4 2027	mcf	CAD	12,569	2.64	12,569	4.96	—	—	90,043	3.13	—	—
Q1 2028	mcf	CAD	18,956	2.64	18,956	4.96	—	—	—	—	—	—
NYMEX Henry Hub
Q1 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q2 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q3 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q4 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q1 2027	mcf	USD	—	—	—	—	—	—	24,000	3.76	—	—
Q2 2027	mcf	USD	—	—	—	—	—	—	24,000	3.76	—	—
Q3 2027	mcf	USD	—	—	—	—	—	—	24,000	3.76	—	—
Q4 2027	mcf	USD	—	—	—	—	—	—	24,000	3.76	—	—
Q1 2028	mcf	USD	—	—	24,000	6.29	—	—	—	—	—	—
Q2 2028	mcf	USD	—	—	24,000	6.29	—	—	—	—	—	—
Q3 2028	mcf	USD	—	—	24,000	6.29	—	—	—	—	—	—
Q4 2028	mcf	USD	—	—	24,000	6.29	—	—	—	—	—	—

				Weighted		Weighted		Weighted		Weighted	Daily	Weighted
			Daily	Average	Daily	Average	Daily	Average	Daily	Average	Bought	Average
			Bought Put	Bought Put	Sold Call	Sold Call	Sold Put	Sold Put	Sold Swap	Sold Swap	Swap	Bought
	Unit	Currency	Volume	Price	Volume	Price	Volume	Price	Volume	Price	Volume	Swap Price
TTF
Q1 2026	mcf	EUR	36,851	7.86	24,567	11.66	36,851	3.97	11,055	10.47	—	—
Q2 2026	mcf	EUR	24,567	7.39	24,567	11.66	24,567	3.02	20,882	9.77	—	—
Q3 2026	mcf	EUR	24,567	7.39	24,567	11.66	24,567	3.02	13,512	9.36	—	—
Q4 2026	mcf	EUR	28,253	7.43	28,253	11.66	28,253	2.93	12,284	8.91	—	—
Q1 2027	mcf	EUR	28,253	7.43	28,253	11.66	28,253	2.93	9,827	9.87	—	—
Q2 2027	mcf	EUR	—	—	—	—	—	—	18,153	9.09	—	—
Q3 2027	mcf	EUR	—	—	—	—	—	—	18,153	9.09	—	—
Q4 2027	mcf	EUR	—	—	—	—	—	—	18,153	9.09	—	—
Buy TTF, Sell THE Basis
Q1 2026	mcf	EUR	—	—	—	—	—	—	10,236	1.15	—	—
WTI
Q1 2026	bbl	USD	11,500	60.42	13,000	67.93	11,500	48.63	1,500	62.76	500	62.27
Q2 2026	bbl	USD	11,000	62.73	12,000	70.14	11,000	50.70	2,000	62.00	500	62.27
Q3 2026	bbl	USD	9,000	62.89	9,000	71.19	9,000	50.42	—	—	—	—
Q4 2026	bbl	USD	9,000	62.89	9,000	71.19	9,000	50.42	—	—	—	—
C5-WTI Differential
Q1 2026	bbl	USD	—	—	—	—	—	—	2,000	0.05	—	—
Q2 2026	bbl	USD	—	—	—	—	—	—	659	0.05	—	—
Conway
Q1 2026	bbl	USD	—	—	—	—	—	—	1,000	31.13	—	—
Q2 2026	bbl	USD	—	—	—	—	—	—	1,000	31.13	—	—

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2027	20.9788	CAD	2,250,000
Swap	Jan 2020 - Jul 2027	22.4587	CAD	1,500,000

Foreign			Monthly Bought Put		Weighted Average	Monthly Sold Call		Weighted Average	Monthly Sold Swap	Weighted Average
Exchange		Period	Amount		Bought Put Price	Amount		Sold Call Price	Amount	Sold Swap Price
Collar	Sell USD, Buy CAD	Jan 2026 - Jun 2026	11,000,000	USD	1.3500	11,000,000	USD	1.4403	—	—
Collar	Sell USD, Buy CAD	Jan 2026 - Dec 2026	2,000,000	USD	1.3500	2,000,000	USD	1.4355	—	—

Vermilion Energy Inc.  ∎ Page 34 ∎  2025 Financial Statements

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	Feb 2033	250,000,000	USD	7.250%	357,870,000	CAD	6.099%
Swap	Dec 2025 - Jan 2026	143,075,837	USD	SOFR + 2.350%	200,000,000	CAD	CORRA + 2.206%

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

					Weighted		Weighted		Weighted		Weighted
			Option	Daily	Average	Daily	Average	Daily	Average	Daily Sold	Average
			Expiration	Bought Put	Bought Put	Sold Call	Sold Call	Sold Put	Sold Put	Swap	Sold Swap
Period if Option Exercised	Unit	Currency	Date	Volume	Price	Volume	Price	Volume	Price	Volume	Price
WTI
Jul 2026 - Dec 2026	bbl	USD	30-Jun-2026	—	—	—	—	—	—	1,000	70.00
Jul 2026 - Jun 2027	bbl	USD	30-Jun-2026	—	—	—	—	—	—	2,000	70.00
Jan 2027 - Dec 2027	bbl	USD	30-Sep-2026	—	—	—	—	—	—	1,000	70.00
TTF
Apr 2026 - Dec 2026	mcf	EUR	31-Mar-2026	—	—	—	—	—	—	4,913	8.79
Jan 2027 - Dec 2027	mcf	EUR	30-Jun-2026	—	—	—	—	—	—	2,457	10.26
Jan 2027 - Dec 2027	mcf	EUR	31-Dec-2026	—	—	—	—	—	—	4,913	10.26
Apr 2027 - Dec 2027	mcf	EUR	30-Sep-2026	—	—	—	—	—	—	4,913	10.26
Jan 2028 - Dec 2028	mcf	EUR	30-Sep-2027	—	—	—	—	—	—	4,913	8.79
Jan 2028 - Dec 2028	mcf	EUR	24-Dec-2027	—	—	—	—	—	—	4,913	8.79

Vermilion Energy Inc.  ∎ Page 35 ∎  2025 Financial Statements

DIRECTORS

Myron Stadnyk [1]

Calgary, Alberta

Corey Bieber, [3,7]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [5,8]

Edwards, Colorado

Carin Knickel [7,9]

Golden, Colorado

Stephen P. Larke [3,4]

Calgary, Alberta

Paul Myers [7,9]

Calgary, Alberta

William Roby [6,9]

Houston, Texas

Manjit Sharma [2,5]

Toronto, Ontario

Judy Steele [3,7]

Halifax, Nova Scotia

1
Chairman (Independent)
2
Audit Committee Chair (Independent)
3
Audit Committee Member (Independent)
4
Governance and Human Resources Committee Chair (Independent)
5
Governance and Human Resources Committee Member (Independent)
6
Safety & Sustainability Committee Chair (Independent)
7
Safety & Sustainability Committee Member (Independent)
8
Technical Committee Chair (Independent)
9
Technical Committee Member (Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher

President & Chief Executive Officer

Lars Glemser

Vice President & Chief Financial Officer

Lara Conrad

Vice President Business Development

Tamar Epstein

General Counsel & Corporate Secretary

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin

Vice President International & HSE

Geoff MacDonald

Vice President Geosciences

Randy McQuaig

Vice President North America

Averyl Schraven

Vice President People & Culture

Gerard Schut

Vice President European Operations

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

The Bank of Nova Scotia

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

Wells Fargo Bank N.A., Canadian Branch

ATB Financial

Bank of America N.A., Canada Branch

Export Development Canada

Fédération des caisses Desjardins du Québec

Citibank, N.A., Canadian Branch

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Travis Thorgeirson

Director, Investor Relations & Corporate Planning

403-476-8214 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc.  ∎ Page 36 ∎  2025 Financial Statements